

September 24, 2025

John Dolan
Chief Financial Officer
eHealth, Inc.
13620 Ranch Road 620 N, Suite A250
Austin, TX 78717

> **Re: eHealth, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Form 8-K filed August 6, 2025**
> **File No. 001-33071**

Dear John Dolan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed August 6, 2025

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Financial Measures, page 13

1.   We note that you present an adjustment to exclude "net adjustment revenue" in your determination of Non-GAAP net loss, Adjusted EBITDA excluding net adjustment revenue and Non-GAAP total revenue excluding net adjustment revenue. We also note your explanatory footnote disclosures on page 15. Please address the following:

   - Tell us and revise your disclosures in future filings to further clarify what these non-GAAP measures represent and how they are used.

   - Provide additional clarity as to what the net adjustment revenue amount represents and why you believe it is appropriate and meaningful to exclude these amounts.

   - Tell us whether the adjustment excluding net adjustment revenue has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and why you believe it does not represent individually tailored accounting that may cause the presentation of a non-GAAP measure to be misleading. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and & Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or Michael Henderson at 323-965-3807 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance